SIDLEY Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA ● ASIA PACIFIC ● EUROPE	+1 212 839 8744 kliekefett@sidley.com

Via EDGAR

February 25, 2025

Anu Dubey, Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	U.S. Monthly Income Fund for Puerto Rico Residents, Inc., File No. 811-23687

Dear Ms. Dubey:

On behalf of our client, U.S. Monthly Income Fund for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 19, 2025 with respect to the preliminary proxy statement filed on February 14, 2025 by the Fund with the Commission under cover of Schedule 14A as form type PRE 14A (the “Proxy Statement”) relating to the Fund’s 2025 Annual Meeting of Shareholders (the “Meeting”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	Please update the EDGAR Series ID for the Fund to add “Inc.” at the end of the name.

Response: The Fund acknowledges the Staff’s comment and will update its EDGAR Series ID accordingly.

2.	The Proxy Statement states that “[i]f the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees.” Please revise this statement to state that the broker may vote uninstructed shares if it has not been provided with competing proxy materials.

Response: The Fund acknowledges the Staff’s comment and will revise this statement accordingly.

United States Securities and Exchange Commission
Division of Investment Management
February 25, 2025

3.	Please inform the Staff whether the Proposed Charter Amendment set forth in Proposal 2 requires shareholder approval because of Puerto Rico corporate law, the Fund’s organizational documents, or something else.

Response: The Fund acknowledges the Staff’s comment. Under Section 3682(b)(1) of the Puerto Rico General Corporations Act, amendments of a corporation’s certificate of incorporation require approval of a majority of the outstanding stock entitled to vote thereon at a shareholder meeting. This statute is the source of the shareholder approval requirement for the Proposed Charter Amendment.

4.	The Proxy Statement states that “[b]roker non-votes, if any, will not be counted for the purpose of determining whether a quorum is present.” Elsewhere, the Proxy Statement states that “if your broker casts a discretionary vote on Proposal 1, a “broker non-vote” will occur as to any other proposal on which you have not given specific voting instructions; such shares will count for the purpose of determining whether a quorum is present; and any such broker non-vote will not be considered a vote cast on any such proposal.” Please reconcile these statements.

Response: The Fund acknowledges the Staff’s comment and will revise the paragraph with the first-referenced statement as follows:

If your broker is provided with competing proxy materials (in addition to the Fund’s proxy materials), your broker will be prohibited from exercising discretionary authority with respect to any of the proposals to be voted on with respect to your shares, unless you provide the broker with specific voting instructions. In these cases, those shares ~~Broker non-votes, if any,~~ will not be counted for the purpose of determining whether a quorum is present. ~~In other words, unless you provide your broker with specific voting instructions, the broker is not permitted to provide a proxy with respect to your shares, and, accordingly, such shares will not count as present for quorum purposes.~~ If the broker has not been provided ~~you~~ with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees. In these cases, if your broker casts a discretionary vote on Proposal 1, a “broker non-vote” will occur as to any other proposal on which you have not given specific voting instructions, and such shares will count for purposes of determining whether a quorum is present.

United States Securities and Exchange Commission
Division of Investment Management
February 25, 2025

5.	Please provide the principal business of the following companies at which Clotilde Perez has been employed: V. Suarez & Co., Inc., Grupo Guayacán, Inc., Campofresco Corp., and EnterPrize, Inc. See Instruction 5 to Item 22(b) of Schedule 14A.

Response: The Fund acknowledges the Staff’s comment and will revise the Proxy Statement to include the following principal businesses of these companies: (1) V. Suarez & Co., Inc., a distributor of food, beverages, and household goods, (2) Grupo Guayacán, Inc., an entrepreneurial development nonprofit organization, (3) Campofresco Corp., a beverage co-packing and manufacturing company, and (4) EnterPrize, Inc., an enterprise development nonprofit organization.

6.	Please include disclosure under Proposal 2 summarizing what topics are addressed by the Amended and Restated By-Laws of the Fund. Please also attach a copy of the By-laws as an exhibit to the Proxy Statement so that shareholders can review what could be amended without shareholder approval if the Proposed Charter Amendment is approved.

Response: The Fund acknowledges the Staff’s comment, will attach the Amended and Restated By-Laws of the Fund as an exhibit to the Proxy Statement, and will add the following disclosure to Proposal 2:

The Amended and Restated By-Laws include various rules and procedures for the operation of the Fund, including those regarding (i) the principal office of the Fund; (ii) shareholder meetings and shareholder nomination of directors and submission of business; (iii) the board of directors, number and term of directors, and board meetings; (iv) committees of the board of directors; (v) officers of the Fund; (vi) indemnification of directors and officers; (vii) contracts, loans, checks and deposits of the Fund; (viii) share certificates; (ix) the Fund’s fiscal year; (x) dividends on outstanding shares; (xi) the corporate seal of the Fund; (xii) depositories and custodians of funds, securities and other investments of the Fund; (xiii) the selection of the independent certified public accountants of the Fund; and (xiv) the annual financial statement of the Fund.

7.	The Proxy Statement states that Vicente J. León and José J. Villamil will be appointed in the event that the Proposed By-Laws Amendments are approved. Please disclose all of the information required by Item 22(b) of Schedule 14A for Messrs. León and Villamil.

Response: The Fund acknowledges the Staff’s comment and will revise Proposal 3 to include the following additional disclosure. Except for these items, there is no additional information required to be disclosed under Item 22(b) of Schedule 14A relating to Messrs. León and Villamil.

United States Securities and Exchange Commission
Division of Investment Management
February 25, 2025

The following table sets forth certain information related to the compensation of Messrs. León and Villamil as directors from the Fund between January 1, 2024 and December 31, 2024:

Name of Fund Director	Aggregate Compensation from the Fund(1)	Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Affiliated Funds(2)
Vicente J. León	$6,088.23	None	None	$103,499.99
José J. Villamil	$4,088.23	None	None	$69,500.00

(1)	Amount for the fiscal year ended December 31, 2024.
(2)	Amount for the calendar year ended December 31, 2024 and does not include amounts, if any, related to reimbursement for expenses related to attendance at such board meetings or meetings of committees thereof. For Messrs. León and Villamil the Affiliated Funds consist of the UBS Family of Funds (as defined above).

The following table sets forth certain information with respect to the beneficial ownership of the Fund’s shares as of February 14, 2025 for Vicente J. León and José J. Villamil.

Name of Beneficial Owner	Number of Class A Shares	Percent of Class A Shares	Number of Class P Shares	Percent of Class P Shares
Vicente J. León	0	*	0	*
José J. Villamil	0	*	0	*

*	Represents beneficial ownership of less than one percent (1%).
The address of the Directors and Officers is UBS Trust Company of Puerto Rico, American International Plaza, Penthouse Floors, Tenth Floor, 250 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918.

8.	Please mark in bold underline the text that will be added in the Proposed By-Laws Amendments on pg. 18 to 19 of the Proxy Statement.

Response: The Fund acknowledges the Staff’s comment and will revise the Proxy Statement accordingly.

9.	The Proxy Statement states that the “Proposed By-Law Amendment would retain the 85-year old retirement policy, but give the Board the right to permit directors who exceed this age to continue to serve for a limited period of their existing term and one additional term (if elected by shareholders).” Please confirm that “if elected by shareholders” is correct given that the text of the Proposed Bylaw Amendments says that the directors are permitted to approve the extension of the directors.

Response: The Fund acknowledges the Staff’s comment. The Proposed By-Law Amendments authorize the directors to extend the 85-year old retirement policy for the remainder of the director’s current term and one additional term. The extension of the retirement age does not appoint the director to the additional term, but rather prevents the director from being removed due to his or her age. In order to serve in the additional term, the director must still be elected to the term by the shareholders under Puerto Rico law.

United States Securities and Exchange Commission
Division of Investment Management
February 25, 2025

10.	The Proxy Statement states that “For this reason, leading proxy advisory firms ISS and Glass Lewis oppose mandatory retirement ages, with Glass Lewis writing that ‘the long-term impact of age limits restricts experienced and potentially valuable board members from service through an arbitrary means.’” Please add a citation for the ISS voting policy.

Response: The Fund acknowledges the Staff’s comment and will add a citation to the ISS voting policy regarding mandatory director term limits.1

11.	The Proxy Statement states that “For this reason, leading proxy advisory firms ISS and Glass Lewis oppose mandatory retirement ages, with Glass Lewis writing that ‘the long-term impact of age limits restricts experienced and potentially valuable board members from service through an arbitrary means.’” Please disclose additional context for these positions, including if the Board considered the ISS and Glass Lewis positions in making their determinations and any counter-arguments to their positions.

Response: The Fund acknowledges the Staff’s comment and will add the following disclosure to the Proxy Statement:

The Fund believes that ISS’ and Glass Lewis’s voting policies provide relevant information for the Fund’s shareholders about how other market participants view provisions like those in the current By-Laws, although the Board determined that the Proposed By-Laws Amendments were in the best interests of shareholders without giving weight to these policies. ISS’ and Glass Lewis’s voting policies are generally applicable policies and do not reflect their specific recommendations on how you should vote on the Proposed By-Laws Amendments.

[1]	Institutional Shareholder Services, Proxy Voting Guidelines – Benchmark Policy Recommendations at 19 (“Generally vote against management and shareholder proposals to limit the tenure of independent directors through mandatory retirement ages. Vote for proposals to remove mandatory age limits.”), https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf?v=2025.1.

United States Securities and Exchange Commission
Division of Investment Management
February 25, 2025

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc:	Owen Meacham, Fund Counsel
José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm
Nikos Buxeda, Partner, DLA Piper (Puerto Rico) LLC